SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


                  CREATIVE TECHNOLOGIES CORP.
                          (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          225290-40-2
                (CUSIP Number for Common Stock)

                         David Selengut
                c/o Bernstein & Wasserman, LLP.
                        950 Third Avenue
                      New York, N.Y. 10022
                          (212) 826-0730
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        October 27, 1997
     (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.

Exhibit Index: None
CUSIP No.  225290-40-2 for Common Stock

 1)  Name of Reporting Person: David Guttmann
     SS  or  IRS Identification No. of Above Person:      073-42-
6415

 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
           (a) [ ]
           (b) [ ]

 3)  SEC Use Only

 4)  Source of Funds (See Instructions):  00

 5)  Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Items 2(d) or 2(e)                      [ ]

 6)  Citizenship or Place of Organization:   U.S.A.

Number of      7)   Sole Voting Power:       592,222
Shares
Beneficially
Owned by
Reporting
Person With

               8)   Shared Voting Power:     None
               9)                            Sole Dispositive Power:
                                             592,222

               10)  Shared Dispositive Power: None.

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                             592,222

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                  [X]

13)  Percent of Class Represented by Amount in Row (11):  16.4%

14)  Type of Reporting Person (See Instructions): IN

CUSIP No.  225290-40-2 for Common Stock

ITEM 1.  SECURITY AND ISSUER

          Common Stock, $.09 par value, Creative Technologies Corp., 170-53rd Street, Brooklyn, N.Y. 11232

ITEM 2.  IDENTITY AND BACKGROUND

     I.   Individual Securityholder

          David Guttmann

          (a)  David Guttmann.

          (b) Mr. Guttmann's business address is 170-53rd Street, Brooklyn, N.Y. 11232.

          (c) Mr. Guttmann is currently Chief Executive Officer of Creative Technologies Corp.

          (d) During the last five(5) years, Mr. Guttmann has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Guttmann has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  David Guttmann is a citizen of the USA.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company acquired Ace Surgical Supply Co., Inc. ("Ace") through a merger of Ace with a newly created subsidiary of the Company. Mr. Guttmann and Mr. Septimus, the two shareholders of Ace, each received 500,000 shares of Common Stock and 1,750 shares of 1997 Series A, 12% Preferred Stock pursuant to this Merger.


ITEM 4.  PURPOSE OF TRANSACTION

     None.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

     A.   592,222   -    16.4%

     B.   Sole Voting Power        -    592,222
          Shared Voting Power      -    - 0 -
          Sole Dispositive Power   -    592,222
          Shared Dispositive Power -    - 0 -

     This amount does not include stock options, exercisable at $2.05 per share, to purchase 16,666 shares of Common Stock, 450 shares of 1996 Preferred Stock and 120 shares of 1996-A Preferred Stock which are convertible into approximately 149,850 and 192,000 shares of Common Stock of the Company, respectively, 360 shares of 1996-A Preferred Stock which is exercisable to purchase 576,000 shares of Common Stock and 1,750 shares of 1997 Preferred Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit Number                            Document

          1                           Plan and Agreement of Merger

                             SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October   27, 1997



                                            s/ David Guttmann
                                               David Guttmann